EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions, except ratio amounts)

	Twelve Months Ended December 31,
	2016	2015	2014	2013	2012
Income (loss) from continuing operations before tax	$222.1	$(189.6)	$204.0	$290.1	$517.8

Share of undistributed (losses) income from 50%-or-less-owned affiliates, excluding affiliates with guaranteed debt	$(0.9)	$(0.8)	$(0.6)	$(0.4)	$0.5
Amortization of capitalized interest	0.6	0.6	0.9	(1.3)	(1.3)
Interest expense	33.5	33.4	28.7	24.4	31.1
Interest portion of rental expense	4.4	4.8	5.2	8.0	8.0
Earnings (loss)	$259.7	$(151.6)	$238.2	$320.8	$556.1

Interest	$34.6	$33.4	$30.4	$37.1	$36.0
Interest portion of rental expense	4.4	4.8	5.2	8.0	8.0
Fixed Charges	$39.0	$38.2	$35.6	$45.1	$44.0

Ratio of Earnings to Fixed Charges	6.66	(3.97)	6.69	7.11	12.64